SECURITIES AND EXCHANGE COMMISSION

MAR 0 1 2018

DIVISION OF TRADING & MARKETS

18005693

SEC Mail Processing Section

MAR 0 1 2018

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WNJ Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Sansom St. Suite 2E
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Miller 917-620-6006

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville and Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Rd.	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael Ponce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WNJ Capital Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Interim CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
HADASSAH L PICCIRILLI
Notary Public
CITY OF PHILADELPHIA, PHILADELPHIA CNTY
My Commission Expires Sep 19, 2020

Sworn to and subscribed before me this 27 day of February 2018.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
WNJ Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of WNJ Capital, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2014.
Abington, Pennsylvania
February 27, 2018

WNJ Capital, Inc.
Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents	$ 94,125
Securities owned, at fair value	2,800,867
Deposits with clearing broker	600,342
Prepaid expenses, deposits and other assets	12,007
Total Assets	3,507,341
Liabilities	
Accounts payable and accrued expenses	45,532
Payable to clearing broker	1,567,102
Interest payable	1,754
Securities sold not yet purchased, at fair value	1,413,373
Total liabilities	3,027,761
Stockholder's Equity	
Common stock-No par value, authorized, issued and outstanding- 1,000 shares	10,000
Additional paid in capital	469,580
Total stockholder's equity	479,580
Total liabilities and stockholder's equity	$ 3,507,341

The accompanying notes are an integral part of these financial statements

1. Organization

WNJ Capital, Inc. (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA "). The Company was incorporated under the laws of the Commonwealth of Pennsylvania on October 4, 2010. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue—Securities transactions and related commission revenue are recorded on a trade date basis.

Concentration of credit risks – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Depreciation – Fixed asset purchases are classified as three or seven-year property for depreciation purposes. They are depreciated under accelerated methods. There was no depreciation expense for the year ended December 31, 2017.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Income taxes - The Company, with the consent of its stockholder, has elected to be taxed under the sanctions of federal law as an S corporation. As a result of this election, no provision has been made for income taxes. Instead stockholders individually pay tax on their pro-rata share of Company's income.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of, and during the year ended, December 31, 2017, the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for tax periods prior to 2014.

2. Summary of Significant Accounting Policies (Continued)

Fair Value- FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirely.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2017:

Assets	Level 1	Level 2	Level 3
Municipal Bonds		$ 2,800,867	
Liabilities			
Securities sold, not yet purchased			
United States Treasury Bonds		$ 1,364,452	
Municipal Bonds		$ 48,921	
Total securities sold, not yet purchased		**$ 1,413,373**	

2. Summary of Significant Accounting Policies (Continued)

The Company did not hold any Level 3 investments during the year ended December 31, 2017. The Company did not hold any derivative instruments at any time during the year ended December 31, 2017. There were no significant transfers into or out of Level I or Level 2 during the period. It is the Company's policy to recognize transfers into and out of Level 2 at the end of the reporting period.

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events- Management has evaluated subsequent events through February 27, 2018, the date at which the financial statements were available to be issued and has determined that there were no subsequent events requiring recognition or disclosure in these financial statements.

3. Operating Leases

The Company renewed its lease for office space that expired in November 2018. The terms of the new lease require annual minimum rent as follows:

2018	$45,681
2019	$47,051
2020	$48,462
2021	$49,916
2022	$51,414
Total	$242,524

The Company leased technology software under an operating lease that expired in June 2017.The lease, the fee for which is based on the number of users, required the Company to pay a quarterly fee of $11,000. The Company renewed the lease for two years ending June 2019. Minimum future payments under this lease are $5250 per quarter based on the present number of users.

4. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-l. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to l. At December 31, 2017 the Company had net capital of $197,103 which was $97,103 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.24 to 1.

5. Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include securities sold, not yet purchased, outstanding delayed delivery, underwriting, future commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of income. Accordingly, these transactions result om off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet repurchased may exceed the amount recognized in the statement of financial condition. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2017, the Company held no derivative financial instruments used for hedging purposes.

6. Clearing Agreement

The Company maintains a clearing agreement with Hilltop Securities. Under the agreement, the Company maintains a clearing deposit which was $600,342 at December 31, 2017. Hilltop Securities will finance the Company's inventory under normal margin terms. The Company owed Hilltop Securities $1,567,102 at December 31, 2017.

7. Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, represent obligations of the Company to purchase the securities at prevailing market prices. As such, the future satisfaction of these obligations may be at amounts that are greater or less than that recorded in the accompanying statement of financial condition. The ultimate gains or losses depend upon the price at which the financial instruments are purchased to settle the Company's obligations under the sale commitments.

8. Suspension of Principal

The Company's sole stockholder and its chief executive officer ("CEO") is currently serving a one-year suspension from serving in any capacity with any US securities broker dealer. The suspension resulted from a decision by a FINRA hearing panel. The proceeding was initiated by FINRA against the CEO for certain activities he engaged in while a registered representative at another firm. The suspension started November 13, 2017. The matter has been recorded on FINRA's Central Registration Depository.

SEC
Mail Processing
Section

MAR 0 1 2018

Washington DC
408

WNJ Capital, Inc.

Financial Statement
Pursuant To SEC
Rule 17a-5

December 31, 2017

PUBLIC

WNJ Capital, Inc.
TABLE OF CONTENTS
December 31, 2017